Filed Pursuant to Rule 424(b)(7)
Registration No. 333-269152

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus Dated January 19, 2023)

This Prospectus Supplement No. 1 (this “Prospectus Supplement”) amends and supplements information contained in that certain prospectus, forming a part of that certain registration statement on Form S-3 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 6, 2023 and declared effective on January 19, 2023 (the “prospectus”), relating to, among other things, the offer and sale of shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Crescent Energy Company (the “Company”, “we”, “our” or “us”) by the selling stockholders listed in the section entitled “Selling Stockholders”.

We are filing this Prospectus Supplement to supplement and amend the “Selling Stockholders” table on page 9 of the prospectus and the applicable footnotes related thereto to reflect a transfer of Class A Common Stock from PT Independence Energy Holdings LLC (“PT Independence”), which was previously identified in the prospectus, to the selling stockholder named herein.

This Prospectus Supplement should be read in conjunction with, is not complete without, and may not be delivered or used except in connection with, the prospectus. This Prospectus Supplement is qualified by reference to the prospectus, except to the extent that the information provided by this Prospectus Supplement supersedes information contained in the prospectus. Capitalized terms used but not defined herein shall have the meanings given to them in the prospectus.

Our Class A Common Stock is traded on The New York Stock Exchange (“NYSE”) under the symbol “CRGY”. The closing price for our Class A Common Stock on December 31, 2025 was $8.39 per share, as reported on the NYSE.

Investing in our Class  A Common Stock involves risks. See “Risk Factors” beginning on page 5 of the prospectus, and any similar section contained in any applicable prospectus supplement concerning factors you should consider before investing in our Class A Common Stock.

Neither the SEC nor any state securities commission has approved or disapproved of the securities that may be offered under the prospectus and this Prospectus Supplement, nor have any of these organizations determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 2, 2026.

SELLING STOCKHOLDERS

The “Selling Stockholders” table previously presented on page 9 of the prospectus, and the applicable footnotes related thereto, is hereby amended and supplemented by this Prospectus Supplement with respect to the selling stockholder listed herein.

On April 8, 2025, we announced that our corporate structure had been simplified through the elimination of the Company’s Up-C structure through the exercise, effective April 4, 2025, by the holders of all remaining shares of Class B Common Stock of their redemption rights with respect to all of their OpCo Units (the “Corporate Simplification”). Pursuant to such exercise, all of their OpCo Units were exchanged for an equivalent number of shares of Class A Common Stock and all outstanding shares of Class B Common Stock were cancelled. As a result of the Corporate Simplification, all of the Company’s stockholders now hold Class A Common Stock.

On December 18, 2025, shares of Class A Common Stock previously held by PT Independence were distributed to Liberty Mutual Foundation Inc. (“Liberty Foundation”). Further, PT Independence assigned its registration rights under the Registration Rights Agreement to Liberty Foundation, and Liberty Foundation acceded to the rights of PT Independence under the Specified Rights Agreement. The information set forth in the table below has been updated solely to supersede and replace the information regarding PT Independence in the prospectus as a result of the foregoing distribution (the “Distribution”) and add Liberty Foundation as a selling stockholder.

The following table sets forth the number of shares of Class A Common Stock being offered by the selling stockholder, including its donees, pledgees, transferees or other successors-in-interest, subject to the transfer restrictions described in the prospectus and the documents incorporated by reference herein, based on the assumptions that: (i) all shares registered for sale by the registration statement will be sold by or on behalf of the selling stockholder; and (ii) no other shares of Class A Common Stock will be acquired prior to completion of this offering by the selling stockholder. The “Selling Stockholders” table on page 9 of the prospectus is superseded in part by this Prospectus Supplement with the information provided below and in particular: the line for the PT Independence is superseded with the information provided below and footnote (6) is replaced with footnote (6) below. The following table also sets forth the number of shares known to us, based upon written representations by the selling stockholder, to be beneficially owned by the selling stockholder as of December 31, 2025. The selling stockholder is not making any representation that any shares covered by the prospectus will be offered for sale. The selling stockholder reserves the right to accept or reject, in whole or in part, any proposed sale of the shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of Class A Common Stock and the right to acquire such voting or investment power within 60 days through the exercise of any option, warrant or other right. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to the shares of Class A Common Stock beneficially owned by them. Except as described in the footnotes to the following table, under “Material Relationships with Selling Stockholders” in the prospectus and in our recent annual reports on Form 10-K, none of the persons named in the table has held any position or office or had any other material relationship with us or our affiliates during the three years prior to the date of this Prospectus Supplement. The inclusion of any shares of Class A Common Stock in this table does not constitute an admission of beneficial ownership for the person named below. The percentages in the table are based on 328,381,827 shares of Class A Common Stock outstanding as of December 31, 2025.

	Shares of Class A Common Stock Owned Before the Offering			Shares of Class A Common Stock Owned After the Offering
Selling stockholder:	Number	Voting Power	Shares of Class A Common Stock that may be sold hereby	Number	Voting Power
Liberty Mutual Foundation Inc. (6)	36,813,628	11.2%	36,813,628	—	—

(6)

Liberty Foundation is the direct beneficial owner of 36,813,628 shares of Class A Common Stock previously held directly by PT Independence prior to the Distribution. Liberty Energy Holdings, LLC (“Holdings”), Liberty Mutual Insurance Company, Liberty Mutual Group Inc., LMHC Massachusetts Holdings Inc. and Liberty Mutual Holding Company Inc. may be deemed to beneficially own the shares of Class A Common Stock owned by Liberty Foundation due to their common control but have no pecuniary interest in such shares. Holdings directly holds 80,783 shares of Class A Common Stock, including 39,665 shares held by certain director designees. Liberty Foundation may be deemed to beneficially own such shares due to its common control with Holdings but has no pecuniary interest in such shares. Pursuant to the Specified Rights Agreement, as described in the prospectus, Liberty Foundation holds the right to designate two directors to our Board of Directors. Presently, such designees are Ms. Bevin Brown and Mr. Conrad V. Langenhagen.

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